1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

April 22, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:   Ms. Anu Dubey

Re:   Master Trust (“Registrant”)

 File No. 811-08767

Dear Ms. Dubey:

This letter responds to a comment that you provided to Stephen Cohen of Dechert LLP in a telephonic discussion on April 11, 2024, with respect to Amendment No. 57 filed under the Investment Company Act of 1940, as amended, on March 11, 2024, to the Registrant’s registration statement (the “Registration Statement”). We have summarized the comments of the staff of the Securities and Exchange Commission below, followed by the Registrant’s responses.

Prospectus

1.  Comment: The final paragraph of the section “Explanatory Note” is Part A of the Registration Statement states:

Prime Master Fund, Treasury Master Fund, Prime CNAV Master Fund, Government Master Fund and 100% US Treasury Master Fund have agreed to guarantee the payment of redemption proceeds to certain of their interestholders that are SEC-registered money market funds within one business day of receipt of a redemption request, in order to enable such interestholders to satisfy certain liquidity requirements to which they are subject. This guarantee will apply to a specified percentage of such interestholder’s investment (as agreed upon with the interestholder) that may not be less than 10% (effective April 2, 2024, 25%).

Please explain how allowing certain shareholders to be guaranteed payment of redemption proceeds within one business day of receipt of request is consistent with Sections 18(f)(1) and (g) (i.e., a priority as to the distribution of assets).

Response:  The Registrant respectfully notes that this arrangement was established to address SEC staff guidance relating to the calculation of a feeder fund’s daily liquid assets under Rule 2a-7. In particular, the SEC staff explained that, in a master-feeder structure, a feeder fund can comply with the requirement by investing in a master fund that guarantees redemptions in one day or by holding 10 percent[1] of its total assets in cash or in other daily liquid assets that are not deemed to be investment securities for purposes of Section 12(d)(1)(E).[2] Pursuant to that SEC staff guidance, each of Prime Master Fund, Treasury Master Fund, Prime CNAV Master Fund, Government Master Fund and 100% US Treasury Master Fund (each, a “Master Fund”) has entered into an agreement with each of the SEC-registered money market funds that are feeder funds (each, a “Feeder Fund”) that enables a Feeder Fund to comply with Rule 2a-7 by requiring the corresponding Master Fund to guarantee the payment of certain redemption proceeds (currently 25% in connection with the daily liquid assets requirement under Rule 2a-7) to the Feeder Fund within one business day of receipt of a redemption request from that Feeder Fund. The Registrant notes that each Master Fund has agreed to this arrangement with each of its corresponding Feeder Funds, notwithstanding that each Master Fund ordinarily has the right to postpone the date of payment of redemption proceeds for up to seven days after receipt of a redemption request, as permitted by Section 22(e) of the 1940 Act. Based on the

[1]    The daily liquid assets threshold was initially 10 percent of a taxable money market fund’s total assets, but, effective April 2, 2024, the threshold has been increased to 25 percent.

[2]    See Questions about Money Market Fund Reform (Aug. 7, 2012 revision), http://sec.gov/divisions/investment/guidance/mmfreform-imqa.htm, Question II.5, which states:

Q:    In a master-feeder structure, can a taxable money market fund that is a feeder fund, investing solely in securities issued by a master fund in reliance on section 12(d)(1)(E) of the Investment Company Act, look through to the portfolio of the master fund for purposes of compliance with the Daily Liquid Asset requirement?

A:    No. Such a feeder fund can comply with the requirement by investing in a master fund that guarantees redemptions in one day or by holding 10 percent of its Total Assets in cash or in other Daily Liquid Assets that are not deemed to be investment securities for purposes of section 12(d)(1)(E), e.g., U.S. Treasury securities. See Equity Securities Trust, Series 4, SEC No-action Letter (Jan. 19, 1994); The Thai Fund, Inc., SEC No-Action Letter (Nov. 30, 1987). (Emphasis added)

foregoing, the Registrant believes that this arrangement is consistent with Sections 18(f)(1) and (g) and does create an impermissible priority as to the distribution of assets.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:   Keith A. Weller – Vice President and Secretary of Master Trust

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